UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Important Notice of the Company Management

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

1. Title	POSCO’s decision on acquisition of steel business related shares or investment certificates of POSCO HOLDINGS

2. Details

It is a transaction in which POSCO, a steel business subsidiary of POSCO HOLDINGS acquiring the shares of 58 steel-related businesses previously owned by POSCO HOLDINGS

•  Purpose of the acquisition : In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

•  Estimated transaction amount : KRW 1.1427 trillion

•  Acquisition method : cash payment

•  Scheduled date of acquisition : within December 31, 2022

•  Companies to be acquired : 58 companies including POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., LTD., and ENTOB CORPORATION (33 domestic companies, 25 overseas companies)

3. Decision (Confirmation) date	November 4, 2022

4. Other matters to be factored into investment decisions

•

POSCO is a major subsidiary of POSCO HOLDINGS, accounting for 43.9% of the consolidated total assets. The consolidated total assets of POSCO and POSCO HOLDINGS are based on the 1Q consolidated financial statements as of March 31, 2022 which is after the vertical spin-off.

•

Estimated transaction amount KRW 1.1427 trillion is a total amount of 58 companies to be acquired in which accounting for 3.6% of the consolidated total equity of POSCO based on the 1Q financial statements as of March 31, 2022.

•

Above estimated transaction amount in KRW under ‘2. Details’ is the amount expected based on the basic rate of exchange as of November 3, 2022, and may be subject to change depending on the exchange rate at the time of execution.

•

Above scheduled date of acquisition under ‘2. Details’ is expected payment transfer date and may be subject to change depending on the review of relevant regulations and progress of acquisition process.

Above ‘Decision(Confirmation) date’ is the date of resolution of the board of directors of POSCO HOLDINGS.

•	This transaction is a large-scale internal transaction with related party which is the subject of disclosure by Fair Trade Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: November 4, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President